Exhibit 21.1

Subsidiaries of Registrant

The Company or the registrant has nine wholly-owned subsidiaries, seven of which are corporations organized under the laws of the State of New Hampshire: Unitil Energy Systems, Inc., Northern Utilities, Inc., Granite State Gas Transmission, Inc., Unitil Power Corp., Unitil Realty Corp., Unitil Resources, Inc. and Unitil Service Corp. The eighth subsidiary, Fitchburg Gas and Electric Light Company, is organized under the laws of the Commonwealth of Massachusetts. On January 31, 2025, the Company acquired the ninth subsidiary, Bangor Natural Gas Company, which is organized under the laws of the State of Maine.